ASTRIS ENERGI REPORTS FISCAL 2003 AND RESTATED 2002 RESULTS

MISSISSAUGA, ONTARIO, CANADA, May 28, 2004 — Astris Energi Inc. (“Astris”, OTCBB:ASRNF), the  world’s leading alkaline fuel cell (AFC) technology company, today reported its financial results for fiscal 2003, and restated results for 2002.

The fiscal 2002 Canadian financial statements required restatement, leading to a delay in filing the fiscal 2003 results.  The hiring of a new, internationally recognized auditor was one of several actions taken during the past year by Astris to increase its credibility with international investment and business audiences as it advances to the pilot production stage of its advanced POWERSTACK™ MC250 power module later this summer.

Astris raised a record $1,265,235 through private placements of shares and warrants during 2003, compared with $635,031 raised in 2002. At year end, Astris had cash totaling $347,785.  The weighted average number of shares outstanding was 17.8 million in 2003, compared with 14.1 million in 2002.

In 2003, revenue from the sale of fuel cells and related products and contract work was $67,870 compared with $180,168 in 2002. In 2003, contract work and the sale of products to unrelated third parties was higher than in 2002, but much of the contract work with its affiliate Astris. s.r.o. was accounted for as an expense rather than as sales.

Astris reported a net loss of $2,206,969 (a loss of $0.124 per share basic and diluted) in 2003, compared with a restated loss of $743,472 ($0.053 per share basic and diluted) in 2002. The increase in the loss primarily reflects an increase in research and development work on the Company’s POWERSTACK™ MC250 power module and 2.4 kW model E8 portable power generator project, readying them for pilot production; and increased general and administrative expenses reflecting additions to management.  The Company began expensing employee stock options in 2003, reflected in G&A expenses.

The restated 2002 net loss of $743,472 compares with the loss of $660,118 originally reported. Adjustments made include the expensing of stock-based compensation to non-employees and reflecting the fair value allocation of warrants attached to private placements. Adjustments also include the removal of a $315,287 advance from related parties first recorded in 1995 as a liability that was not appropriate.

“We do not view the net adjustments as significant to the operations of our business.  We consider the opinion of a leading audit firm to be an important part of our strategy to gain investor credibility as we progress to the pilot production stage,” said Anthony Durkacz, Vice President of Finance.

Said Jiri Nor, President and CEO: “We view 2003-2004 as a transition period, when we have taken a number of actions to position Astris to capitalize on its leading fuel cell technology. We have further advanced our technology, strengthened our management team, entered into discussion with prospective strategic business partners, accelerated our financing program, and advanced our manufacturing capability. We are on schedule with our plans for pilot production of our POWERSTACK™ MC250 power module beginning in late summer 2004.”

About Astris Energi Inc.

Astris is a late-stage development company committed to becoming the leading provider of affordable fuel cells and fuel cell generators internationally.  Over the past 20 years, more than $17 million has been spent on the development of Astris’AFC. The company is commencing pilot production of its POWERSTACK™ MC 250 technology in 2004.  Astris is the only publicly traded company in North America focused exclusively on the alkaline fuel cell. Additional information is also available at the company’s website at www.astris.ca

Forward-Looking Statements

Any statements in this release that are not statements of fact may be considered “forward looking statements” as that term is defined under securities laws in the United States and Canada. Forward-looking statements are only predictions and may differ materially from actual events or results.

For further information, please contact:

Anthony Durkacz

Vice President of Finance

Astris  Energi Inc.

Phone:  905-608-2000

Fax:  905-608-8222

E-mail: adurkacz@astris.ca

Note: Parties interested in receiving Astris news releases or corporate documents may e-mail such a request to adurkacz@astris.ca .  They can also review the Company’s website at www.astris.ca or its public documents at www.sedar.com or www.sec.gov.